Attention Business Editors:

Symcor to provide all cheque, item and statement processing services for Scotiabank

     TORONTO, Nov. 18 /CNW/ — Scotiabank and Symcor have signed an agreement that will see Symcor manage all of Scotiabank’s cheque and bill payment processing, including associated statement and report printing activities across Canada. This service agreement is expected to close on February 3, 2003 and is valued at approximately $1.1 billion over 13 years.

     “This agreement with Symcor will enhance our access to emerging technology, as well as to specialized expertise in cheque and item processing in a cost-effective manner,” said Peggy Mulligan, Executive Vice-President, Systems and Operations, Scotiabank. “This will provide Scotiabank with the flexibility to develop and deliver more offerings and enhancements to our customers over the long term.”

     “Symcor is looking forward to helping Scotiabank deliver secure and innovative services to its customers,” said Symcor CEO, Paul Currie. “This agreement, an integral part of our plan to expand our business across North America, will result in significant additional work volumes for our Canadian operations, which are being transformed into multi-customer sites. We understand that cheque volumes are decreasing and so our business model is built on expansion into new markets with such financial transaction innovations as cheque imaging.”

     Under the terms of the agreement, Symcor will manage all of Scotiabank’s cheque and bill payment processing which includes cheque clearing, exceptions, charge-backs and tracing services, as well as associated statements, report printing and mail activities across Canada.

     This announcement involves approximately 1,000 employees located in Halifax, Montreal, Toronto, Winnipeg, Calgary, and Vancouver, who will become Symcor employees, effective February 3, 2003. “Scotiabank has a long-standing tradition of treating our employees fairly, equitably and with respect. The ability to find a company that would provide career opportunities for almost every one of our employees was an important requirement of this agreement,” said Mrs. Mulligan.

     “We look forward to these dedicated individuals joining our team at Symcor,” said Paul Currie. “They are becoming part of an organization that is focussed entirely on cheque, item and statement processing. This is our core business. We have brought together people who understand and believe in the tremendous potential this industry holds and who are committed to the positive impact we can have on our customers’ businesses.”

     Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With 49,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With C$300 billion in assets (as at July 31, 2002), Scotiabank trades on the Toronto (BNS), New York (BNS) and London (BNV) Stock Exchanges. For more information please visit www.scotiabank.com.

     Symcor Inc. is one of the largest financial transaction outsourcing service providers in North America, with customers in the banking, mutual fund, insurance, retail, telecom and utility sectors. It provides end-to-end financial transaction services for the business-to-business and business-to-consumer markets through its fully-integrated suite of services, including cheque, remittance and credit card sales draft processing, application and Web development, and a full range of customer bill and statement advisory, design and presentment capabilities. For more information, please visit www.symcor.com.

     This press release includes forward-looking statements about the transaction. Such forward-looking statements are inherently subject to risks and uncertainties beyond the parties’ control, including but not limited to, satisfaction of certain terms and conditions. Neither the Bank nor Symcor undertakes to update any forward-looking statement, whether written or oral, that may be made from time to time by or on its behalf.

     For further information: Deborah Allan, Symcor, Office (905) 273-1172, Cell (416) 570-0646, dallan(at)symcor.com; Neil Trotter, Scotiabank, Office (416) 866-3708, Cell (647) 221-2142, neil_trotter(at)scotiacapital.com